eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	26,581
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses and other assets		2,474
NET CAPITAL	$	24,107
TOTAL AGGREGATE INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital		19,107
Excess net capital at 120 percent		18,107
Percentage of aggregate indebtedness to net capital		0.00%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2015.